SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three-month Periods
Ended March 31, 2008 and 2007
and Report of Independent Registered
Public Accounting Firm

Index to the Condensed Consolidated Financial Information	Page

Report of Independent Registered Public Accounting Firm	F-2 and F-3
Condensed Consolidated Interim Balance Sheets	F-4 and F-5
Condensed Consolidated Interim Statements of Income	F-6 and F-7
Condensed Consolidated Interim Statements of Cash Flows	F-8 and F-9
Notes to the Condensed Consolidated Interim Financial Information	F-10

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of March 31, 2008, and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2008 and March 31, 2007. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 323 million and US$ 314 million as of March 31, 2008 and December 31, 2007 and for which the equity in earnings, included in net income, totaled US$ 14 million and US$ 12 million for the three-month periods ended March 31, 2008 and March 31, 2007.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4
Based on our review, and on the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statement of income, of changes in shareholder's equity and of cash flows for the year then ended (not presented herein), and in our report dated January 16, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, April 16, 2008

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Balance Sheets
In millions of U.S. dollars, except number of shares

	March	December
	31, 2008	31, 2007
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	487	565
Available for sale securities	180	176
Trade accounts receivable, net	161	165
Inventories	195	186
Recoverable taxes	76	71
Deferred income tax	13	5
Other	36	34

	1,148	1,202
Non-current assets
Investment in affiliates, including goodwill	1,035	1,009
Property, plant and equipment, net	4,018	3,916

Other assets
Recoverable taxes	74	68
Judicial deposits	161	158
Accounts receivable for investment sold	32	34
Advances to suppliers	10	10
Other	6	8

	283	278

Total assets	6,484	6,405

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

	March	December
	31, 2008	31, 2007
	(Unaudited)
Liabilities and shareholders' equity
Current liabilities
Trade payables	125	139
Short-term debt	225	211
Current portion of long-term debt	115	156
Unrealized loss from cross currency interest rate swaps	3	5
Payroll, profit sharing and related charges	16	23
Taxes on income and other taxes	10	34
Interest attributable to capital payable	172	170
Other	20	18

	686	756
Non-current liabilities
Long-term liabilities
Long-term debt	1,204	1,197
Deferred income tax	357	349
Accrued liabilities for legal proceedings	199	197
Post-retirement benefits	24	23

	1,784	1,766

Commitments and contingencies (Note 15)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized, 98,414,155 shares issued and outstanding (2007 - 98,443,055)	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	35	35
Treasury shares, at cost (2007 - 28,900 preferred shares)	-	(1)
Appropriated retained earnings	110	110
Unappropriated retained earnings	1, 799	1,711
Accumulated other comprehensive income
Cumulative translation adjustments	61	19
Post-retirement benefits	3	3

	4,014	3,883

Total liabilities and shareholders' equity	6,484	6,405

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Income
Three-month Periods Ended March 31
In millions of U.S. dollars, except number of shares

	2008	2007
	(Unaudited)	(Unaudited)

Net operating revenue
Domestic sales (net of sales taxes: 2008 - US$ 57 and 2007 - US$ 55)	169	172
Export sales	171	169

	340	341
Operating costs and expenses
Cost of sales	224	219
Selling and marketing	36	36
General and administrative	16	14
Gain on exchange of assets (Note 4(b))	-	(989)
Other operating expense, net	2	14

	278	(706)

Operating income	62	1,047

Non-operating income (expense)
Financial income	46	30
Financial expense	(38)	(31)
Foreign exchange gain and realized and unrealized gain on swaps, net	1	48

	9	47

Income before taxes on income and equity in affiliates	71	1,094

Income tax (expense) benefit
Current	(6)	(10)
Deferred on gain on exchange of assets	-	(338)
Deferred	1	(8)

	(5)	(356)

Income before equity in affiliates	66	738

Equity in earnings of affiliates	22	16

Net income	88	754

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Income
Three-month Periods Ended March 31
In millions of U.S. dollars, except number of shares (continued)

	2008	2007
	(Unaudited)	(Unaudited)

Net income applicable to preferred shares	45	381
Net income applicable to common shares	43	373

Net income	88	754

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	0.45	3.88
Per common share	0.41	3.52

Weighted average number of shares outstanding - thousands
Preferred or ADS	98,414	98,446
Common	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Three-month Periods Ended March 31
In millions of U.S. dollars

	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	88	754
Adjustments to reconcile net income to cash from operating activities
Gain on exchange of assets net of deferred tax of US$ 338	-	(651)
Foreign exchange gain and realized and unrealized gain on swaps, net	(1)	(48)
Equity in earning of affiliates	(22)	(16)
Interest attributable to capital and dividends received	4	3
Deferred income tax	(1)	8
Depreciation and depletion	40	39
Loss (gain) on disposal of property, plant and equipment	2	(4)
Decrease (increase) in assets
Trade accounts receivable	4	28
Inventories	(9)	27
Other assets	(12)	7
Decrease in liabilities	(18)	(20)

Net cash provided by operating activities	75	127

Cash flows from investing activities
Available for sale securities
Purchase	(7)	(47)
Proceeds from sale and maturities	-	61
Sale of an interest in affiliate, including write-off of goodwill (Note 4(a))	-	8
Acquisition of property, plant and equipment	(95)	(74)

Net cash used in investing activities	(102)	(52)

Cash flows from financing activities
Short-term debt
Borrowings	165	92
Repayments	(166)	(176)
Long-term debt
Repayments	(30)	(34)
Related parties
Repayments	(12)	(11)
Proceeds from sale of treasury shares	1	-
Withholding tax related interest attributable to capital	(13)	-

Net cash used in financing activities	(55)	(129)

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
Three-month Periods Ended March 31
In millions of U.S. dollars (continued)

	2008		2007
	(Unaudited	)	(Unaudited )

Effect of exchange assets on cash and cash equivalents	-		(16)

Effect of exchange rate changes on cash and cash equivalents	4		11

Net decrease in cash and cash equivalents	(78)		(59)

Cash and cash equivalents at beginning of period	565		405

Cash and cash equivalents at end of period	487		346

Supplemental cash flow information
Cash paid during the period for Interest	20		20
Income tax	1		-

Supplemental noncash flow information
Income tax due offset by tax credits	11		22
Asset exchange (Note 4(b))
Assets received (fair value)	-		1,498
Assets provided (carrying amount)	-		509

The accompanying notes are an integral part of the condensed consolidated interim financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). The transaction was treated as a non cash exchange of assets for purposes of tax and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares - ADSs are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The condensed consolidated financial information as at and for the three-month periods ended March 31, 2008 and 2007 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented.

Our results for the three-month period ended March 31, 2008 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2008.

Our balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements.

The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2007. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2007.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Emprendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") which was acquired through the exchange of assets (Note 4(b)), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. We own 50% of the voting and total shares of Ripasa S.A. Celulose e Papel ("Ripasa") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). From September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. ("Ripar"), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer. On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, results in VCP indirectly owning 50% of Ripasa, via Ripar and subsequently their assets were distributed to VCP and Suzano, in equal parts (Note 4(a). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We account for our equity interest in Ripasa using financial information with a one month lag.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards - SFAS 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2008 - R$ 1.7491: US$ 1.00; December 31, 2007 - R$ 1.7713: US$ 1.00), and all accounts in the interim statement of income and cash flows at the average rates of exchange in effect during the period (March 31, 2008 - R$ 1.7387: US$ 1.00; March 31, 2007 - R$ 2.1078: US$ 1.00). The translation adjustments are made directly to the Cumulative Translation Adjustment - CTA account in shareholders' equity.

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 22 and US$ 23 in the three months ended March 31, 2008 and 2007, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board - FASB recently issued a number of Statements of Financial Accounting Standards and interpretations; the standards and interpretations described below have not had or are not expected to have a material impact on the financial position and results of operations of the Company.

(a)	Accounting pronouncements adopted in the three-month period ended March 31, 2008

In September 2006, the FASB issued SFAS no. 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

The adoption of SFAS no. 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years (Note 13).

In February 2007, the FASB issued SFAS no. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115". SFAS no. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS no. 159 did not generate a material impact on the Company's financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS no. 141 (revised 2007), "Business Combination", which replaces SFAS no. 141, Business Combinations. This Statement retains the fundamental requirements in SFAS no. 141 that the acquisition method of accounting (which SFAS no. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS no. 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS no. 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS no. 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS no. 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS no. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB no. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS no. 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

In March 2008, the FASB issued FASB SFAS no. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

4	Significant Transactions

(a)	The Ripasa transaction

(i)	Acquisition of Ripasa

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also have a call option to acquire from the former principal shareholder of Ripasa (ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or "CMT") additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-voting preferred shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. At March 31, 2008 and December 31, 2007, that amount, including interest totaled the reais equivalent of US$ 187 and US$ 133, respectively; with Suzano having a similar obligation for it's pro rata part. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security has been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The call option is exercisable for a twelve-month period beginning March 31, 2010 for the Reais equivalent, at exercise date of US$ 160 plus Brazilian market rate interest (split equally between VCP and Suzano). CMT has a put option that would require Ripar to acquire these remaining shares during a five year period ending March 31, 2010.

In March 2008, CMT communicated to VCP its interest in exercising its put option against VCP related to 2,784,091 preferred shares of VCP pursuant to the terms of the Purchase and Sale Option Agreement entered into by VCP and CMT on March 31, 2005, signed in connection with the November 10, 2004 Agreement under which they sold their equity interest in Ripasa to VCP and Suzano.

The put/call option agreements require, as a preceding condition, that the underlying shares be free of liens and encumbrances in order that the agreements are able to be executed. In spite of the existing liens and encumbrances on the shares, which determined that we consider that the probability of the option become exercisable was not probable, CMT exercised such option. On March 28, 2008, VCP filed a formal request with the Brazilian Security Commission (Comissão de Valores Mobiliários - "CVM") to confirm if the agreements can be executed in their current form and is currently awaiting a response. CMT has agreed to await the CVM’s position before proceeding.

Until such time as the CVM approves the execution of the agreements in their current forms, and the restrictions on sale of shares by CMT are lifted ((iii) below), the Company believes the fair value of its obligation to meet the put option is not material. No liability has been recorded in VCP’s financial statements with respect to the option.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow CMT, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a judicial action to suspend the restructuring plan.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholder of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). As a result of the above transactions and on that date, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP is the direct holder of its 50% interest in Ripasa.

(iii)	Valuation of the put/call options

The VCP shares now owned by CMT are subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of income for the period.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP expects to record the fair value of its shares acquired directly in Additional paid-in capital in shareholders' equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano have jointly determined that Ripasa's core business asset is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred:

.
Embu - on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill.

.
Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated the non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turned, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of income and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, pursuant to the exchange agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets	Net assets
	provided	received
	(Carrying amount)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owns land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1.2 billion which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only in the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income accrued and recorded by VCP totaled US$ 14 in the three-month period ended March 31, 2008 and US$ 124 in the year ended December 31, 2007.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now denominated VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project is expected to become operational in 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

During the second semester of 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,250,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and Pöyry agreed a price adjustment of US$ 340, the Reais equivalent of R$ 602,077 thousand, to the original contracted price.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holds a 60% interest and VCP holds the remaining 40% interest. The transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income.

Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in Reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised).

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the100% interest will not be less than US$ 165 and not be higher than US$ 190.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

Accordingly the investment in the entity is treated on an equity accounting basis.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

	March	December
Analysis of deferred tax balances	31, 2008	31, 2007
	(Unaudited)

Deferred tax assets
Tax loss carryforwards	57	47
Tax effects on impairment of Aracruz	46	46
Provisions	30	31
Post-retirement benefits	8	7
Cross currency interest rate swap contracts	1	2

Total deferred tax assets	142	133

Less: current portion	(13)	(5)

Total deferred tax assets non-current portion	129	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(390)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(84)	(83)
Accelerated depreciation and other US GAAP adjustments	(12)	(8)

Total deferred tax liabilities	(486)	(477)

Net deferred tax assets (liabilities) non-current portion	(357)	(349)

6	Available for sales securities

	March	December
	31, 2008	31, 2007
	(Unaudited)

Denominated in reais
Credit linked notes	180	176

	180	176

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities, directly in shareholders' equity.

7	Trade Accounts Receivable

	March	December
	31, 2008	31, 2007
	(Unaudited)

Domestic receivables	112	114
Export receivables, denominated in U.S. dollars	57	60
Allowance for doubtful accounts	(8)	(9)

	161	165

8	Inventories

	March	December
	31, 2008	31, 2007
	(Unaudited)

Finished products	110	105
Work in process	8	7
Raw materials and supplies	72	71
Imports in transit and other	5	3

	195	186

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

9	Property, Plant and Equipment

	March	December
	31, 2008	31, 2007
	(Unaudited)

Land	499	482
Buildings	188	183
Machinery, equipment and installations	1,280	1,250
Forests	751	706
Other	325	326
Construction in progress, including advances held in trust
for construction of pulp mill project in Três Lagoas
(Note 4(b))	1,385	1,285

Other	228	279

	4,656	4,511
Accumulated depreciation and depletion	(638)	(595)

	4,018	3,916

Financial income accrued and recorded by VCP-MS trust (Note 4(b)) was capitalized in construction in progress totaled US$ 14 in the three-month period ended March 31, 2008 and US$ 124 in the year ended December 31, 2007.

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 4.50% at March 31, 2008 and 5.72% at December 31, 2007. Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

11	Long-term Debt

	Interest rate	March	December
	March 31, 2008	31, 2008	31, 2007
		(Unaudited)

Third parties
In U.S. dollars
Export credits (prepayment)	4.51%	817	848
Fixed rate notes		50	50

In reais
Export credit notes	94% of CDI	32	30

Total third parties		899	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	47	43
VOTO IV loan	7.75%	205	201

In reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.73%	149	159
UMBNDES	UMBNDES + 3.9%	19	22

Total related parties		420	425

Total debt		1,319	1,353
Less: current portion		(115)	(156)

Long-term portion		1,204	1,197

.	LIBOR (London Interbank Offered Rate) at March 31, 2008 was 2.61% p.a. (2007 - 4.60%).

.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank was 6.25% p.a. at March 31, 2008 (2007 - 6.25%).

.	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds of the Agreement were used to prepay the following then outstanding Export Prepayment loans: (i) agreements dated May and July 2004 with ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments; and
(ii) various other agreements including those executed during 2006.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$ 150.

(b)	Fixed rate notes

We signed a financing agreement with UNIBANCO - União de Bancos Brasileiros for the Reais equivalent of US$ 50 for the purpose of working capital. This financing will mature in August 2008.

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interest in VOTO IV and together with VPAR we are the guarantors for this operation.

(e)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the Reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at March 31, 2008 and 2007 were US$ 19 and US$ 24, respectively.

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. The remaining balance is indexed to the UMBNDES plus 1.3% per annum and carries annual interest of TJLP + 1.8%. This financing will mature in 2012.

We have outstanding several other financing agreements with BNDES primarily related to the acquisition of nationally-manufactured machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a. The balance outstanding was US$ 168 and US$ 158 at March 31, 2008 and 2007, respectively.

(f)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(g)	Long-term debt maturities

At March 31, 2008, the long-term position of long-term debt maturities is as follows:

2009	166
2010	142
2011	166
2012	166
After 2012	564

1,204

(h)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We were in compliance with all covenants during each period presented.

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	March	December
	purpose of transactions	31, 2008	31, 2007
		(Unaudited)

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		13	34

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		47	43
VOTO IV		205	201

BNDES (shareholder)		168	181

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	61	67

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Revenue, income and expenses from transactions with related parties were as follows:

	March 31
	2008	2007
	(Unaudited)	(Unaudited)

Purchases from Ripasa	63	50
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	6	3
Purchases from TIVIT Tecnologia da Informação S.A.	1	1
Financial income	1	12
Financial expenses	(1)	(4)

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

13	Financial Instruments

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2008 and December 31, 2007 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 55 and US$ 45, respectively and their fair values of negative US$ 1 and US$ 1, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility. In the three-month period ended March 31, 2008, the Company recognized, as financial expense, losses of US$ 2 (there were no similar operations in 2007) related to the sale of Non-Deliverable Forwards derivative instruments with a Notional amount of US$ 104 and with maturity through December 2008. These operations are marked to market on a monthly basis and as of March 31, 2008 the fair value of these contracts were reported as a liability of US$ 2 (none in 2007).

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The Company's adoption of SFAS no. 157 in 2008 (Note 3) did not have a material impact on its statements of operations and financial position. As required by SFAS no. 157, the following table presents the assets and liabilities measured at fair value on a recurring basis:

	March 31, 2008
	(Unaudited)
		Fair value at the reporting date using
	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	487	-	487	-
Available-for-sale securities	180	-	180	-
Unrealized losses from cross currency interest rate swaps and non deliverables forwards	(3)	(3)	-	-
Short-term debt	225	225	-	-
Long-term debt	1,319	1,337	-	-

	December 31, 2007
		Fair value at the reporting date using
	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	565	-	565	-
Available-for-sale securities	176	-	176	-
Unrealized losses from cross currency interest rate swaps and non-deliverables forwards	(5)	(5)	-	-
Short-term debt	211	211	-	-
Long-term debt	1,353	1,369	-	-

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

14	Segment Information

	Three-month period ended March 31
			(Unaudited)
		2008		2007
	Pulp	Paper	Pulp	Paper

Revenues from external customers	203	137	146	195
Intersegment revenues	19	-	14	-
Gain on exchange of assets	-	-	989	-
Segment operating income	48	14	38	20

Operating income	48	14	1,027	20

At March 31, 2008 pulp and paper segment total assets had increased by US$ 74 and US$ 28 respectively, from amounts reported at December 31, 2007. In the three-month period ended March 31, 2008, acquisitions of property, plant and equipment totaled US$ 80 for pulp and US$ 15 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	March 31, 2008		December 31, 2007
		(Unaudited)
Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	152	175	150	173
Labor-related	9	15	8	15
Civil-related	-	9	-	9

	161	199	158	197

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years. The contractual obligations in connection with such contracts are approximately US$ 57 per year. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is approximately US$ 42 p.a.

16	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007 which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of March 31, 2008 and December 31, 2007, we have no amount recorded for any uncertainty in income taxes

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

17	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the three-month period ended March 31, 2008 and for the year ended March 31, 2007 amounted to US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24 at March 31, 2008 and US$ 23 at December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007

18	Shareholders' Equity

	Three-month period ended March	For the year ended December
	31, 2008	31, 2007
	(Unaudited)

Shareholders' equity at beginning of period and year	3,883	2,275
Interest attributed to capital	-	(180)
Net income	88	1,221
Treasury shares - preferred shares sold	1	-
Cumulative translation adjustments	42	564
Post-retirement benefits	-	3

Shareholders' equity at end of period and year	4,014	3,883

19	Comprehensive Income

	Three-month period
	ended March 31
	2008	2007
	(Unaudited)	(Unaudited)

Net income	88	754
Cumulative translation adjustments	42	89

Comprehensive income	130	843

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated
Interim Financial Information
at March 31, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

20	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the United States and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

* * *

Atenção: esta folha não deverá ser destacada do trabalho

Controle do DPT-SP / Word
Dados do trabalho

Cliente	- Votorantim Celulose e Papel S.A.
Código do projeto	- 01016507 / 0005 / 01 (expoff / aafl)
Departamento	- 01AAAAA000-PWCAI-SP-SP-ABAS-ASS-ABAS
Tipo de trabalho/idioma	- MAC DEMONSTR. FINANC. MARCO / INGLES
Nome do arquivo	- VOTCEL08.MAC
Diretório	- G:\MAC
Encaminhar para	- Cristina Martins - 14o. andar
*********************************************************************************************************************************
Controle de tarefas

( ) Confronto	( ) Padrão	( ) Rodado	( ) Ligar
( ) Cheque	( ) Padrão só no parecer	( ) No CQ para rodar	( ) Virá buscar
( ) Sem cheque	( ) Padrão estético	( ) Substituição no CQ	( ) Notes (modelo)
( ) Sem confronto	( ) Não colocar padrão	( ) Rodar só capa-azul	( ) Notes (deletar)
( ) Confronto (deixar = orig.)	( ) Não alterar texto	( ) Anexos no CQ	( ) Notes (em pdf)
( ) Leitura gramatical	( ) Somente fontes, margens
( ) Leitura final p/ rodar	e paginação

Outras tarefas:
*********************************************************************************************************************************
Controle de gravação/cheque/revisão

Inclusão na rede/data/tempo	- Agnes
Padrão PwC	- Sandra/15.04.08/110'
Cheque padrão	- Leila/15.04.08/90'
1a. revisão	- Adriano/15.04.08/39'
Cheque	- Fernanda/15.04.08/6'
2a. revisão	- Ana Paula/15.04.08/15'
Cheque	- Bruna/15.04.08/10'
3a. revisão	- Ana Paula/15.04.08/10'
Cheque	-

*********************************************************************************************************************************
Observações:	Arquivo movido do G:\NOTES.
Manter "F" na paginação e traços nas tabelas onde não houver valor (15.04.08).
Arquivo enviado via Notes para Cristina Martins em 15.04.08 às 18h17 (Wellington)

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 17, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer